UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934
For the month of September, 2008
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F     ☑            Form 40-F     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes     ☐            No     ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes     ☐            No     ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes     ☐            No     ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

i

     Telvent GIT, S.A. (the “Company” or “Telvent”), a Spanish corporation, is an information technology company for a sustainable and secure world that specializes in high value-added real time products, services and integrated solutions to customers in targeted industrial sectors (Energy, Transportation, Environment and Public Administration), as well as Global Services, primarily in Europe, North America, Latin America (including Mexico), the Asia-Pacific region, the Middle-East and Africa. These products and services solutions include systems integration, consulting services, design and engineering services, maintenance services and software that enable our customers to more efficiently manage their operations, business processes and customer services.
     We are furnishing the information included in this Form 6-K pursuant to our agreement with the underwriters of the initial public offering of our ordinary shares in 2004 that we would quarterly furnish to the U.S. Securities and Exchange Commission (the “SEC”) and post on our website for a period of three years a Form 6-K that includes financial statements prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and substantially the same other information required by a Form 10-Q.
References
     Unless otherwise indicated,
(1)	the terms “we”, “us”, “our Company”, “the Company”, “our” and “Telvent” refer to Telvent GIT, S.A. and includes Telvent GIT, S.A. and its subsidiaries unless the context otherwise requires;

(2)	“Abengoa” refers to Abengoa, S.A. and its subsidiaries (including Telvent Corporation, S.L., Telvent Investments, S.L. and Siema AG) except for Telvent GIT, S.A. and its subsidiaries, unless the context otherwise requires;

(3)	“Abengoa Group” refers to Abengoa, S.A. and its subsidiaries, including Telvent GIT, S.A. and its subsidiaries;

(4)	“Latin America” includes Mexico;

(5)	“Maexbic” refers to Maexbic, S.A., which we acquired on November 13, 2006;

(6)	“Matchmind” refers to Matchmind Holding, S.L. and its subsidiaries Matchmind, S.L. and Matchmind Ingenieria de Software, S.L., which we acquired effective October 1, 2007;

(7)	“North America” refers to the United States and Canada;

(8)	“S21 Sec” refers to Grupo S21 Sec Gestion, S.A.;

(9)	“shares” and “ordinary shares” refer to our ordinary shares, nominal value € 3.00505 per share;

(10)	“Telvent Canada” refers to our subsidiary Telvent Canada Ltd.;

(11)	“Telvent Caseta” refers to Telvent Caseta, Inc. (formerly known as Caseta Technologies, Inc.), which we acquired on April 27, 2007;

(12)	“Telvent China” refers to our subsidiary Telvent Control System (Beijing) Co., Ltd.;

(13)	“Telvent Farradyne” refers to our subsidiary Telvent Farradyne Inc., formerly called PB Farradyne, Inc. which we acquired on July 1, 2006;

(14)	“Telvent Housing” refers to our subsidiary Telvent Housing S.A.;

(15)	“Telvent Mexico” refers to our subsidiary Telvent Mexico, S.A. de C.V.;

(16)	“Telvent Outsourcing” refers to our subsidiary Telvent Outsourcing, S.A.;

(17)	“Telvent Traffic” refers to our subsidiary Telvent Traffic North America Inc.;

(18)	“Telvent USA” refers to our subsidiary Telvent USA, Inc.; and

(19)	all references to “U.S. Dollars”, “dollars”, “$” and “U.S. $” are to the legal currency of the United States and all references to “Euros” and “€ ” are to the legal currency of the European Union.

I. FINANCIAL INFORMATION
A. Financial Statements
TELVENT GIT, S.A.
Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	June 30,	December 31,
	2008	2007
	(Unaudited)	(Audited)
Assets:
Current assets:
Cash and cash equivalents	€63,742	€73,755
Restricted cash	—	8,590
Other short-term investments	600	461
Derivative contracts	3,163	3,544
Accounts receivable (net of allowances of € 574 as of June 30, 2008 and € 639 as of December 31, 2007)	117,497	143,261
Unbilled revenues	230,704	196,307
Due from related parties	10,180	38,773
Inventory	28,497	21,194
Other taxes receivable	8,874	9,309
Deferred tax assets	2,093	2,399
Other current assets	5,445	3,476
Total current assets	€470,795	€501,069
Deposits and other investments	7,145	7,103
Investments carried under the equity method	6,458	219
Derivative contracts	154	—
Property, plant and equipment, net of accumulated depreciation of € 48,824 as of June 30, 2008 and € 45,915 as of December 31, 2007	53,809	52,975
Long-term receivables and other assets	8,646	8,605
Deferred tax assets	19,817	16,529
Other intangible assets, net of accumulated amortization of € 17,211 as of June 30, 2008 and € 16,373 as of December 31, 2007	18,960	22,381
Goodwill	55,926	64,638
Total assets	€641,710	€673,519
Liabilities and shareholders’ equity:
Current liabilities:
Accounts payable	€189,973	252,624
Billings in excess of costs and estimated earnings	24,373	35,501
Accrued and other liabilities	24,887	13,668
Income and other taxes payable	13,638	21,452
Deferred tax liabilities	4,155	2,546
Due to related parties	92,283	25,315
Current portion of long-term debt	1,418	3,488
Short-term debt	43,000	63,998
Short-term leasing obligations	7,507	7,075
Derivative contracts	4,108	3,686
Total current liabilities	€405,342	€429,353
The accompanying notes are an integral part of these condensed consolidated financial statements.

TELVENT GIT, S.A.
Consolidated Balance Sheets (continued)
(In thousands of Euros, except share and per share amounts)

	As of	As of
	June 30,	December 31,
	2008	2007
	(Unaudited)	(Audited)
Long-term debt less current portion	12,192	12,230
Long-term leasing obligations	20,888	22,959
Other long term liabilities	11,147	8,198
Deferred tax liabilities	2,472	6,361
Unearned income	1,018	409
Derivative contracts	615	—

Total liabilities	€453,674	€479,510

Minority interest	4,216	3,889

Commitments and contingencies

Shareholders’ equity:
Common stock, € 3.00505 nominal value, 29,247,100 shares authorized, issued, and outstanding, same class and series	87,889	87,889
Additional paid-in capital	42,190	42,072
Accumulated other comprehensive income (loss)	(10,176)	(5,294)
Retained earnings	63,917	65,453

Total shareholders’ equity	€183,820	€190,120

Total liabilities and shareholders’ equity	€641,710	€673,519

The accompanying notes are an integral part of these condensed consolidated financial statements.

TELVENT GIT, S.A.
Unaudited Consolidated Statements of Operations
(In thousands of Euros, except share and per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007
Revenues	€149,254	€156,597	€287,935	€277,959
Cost of revenues	112,926	124,277	215,586	214,904

Gross profit	€36,328	€32,320	€72,349	€63,055

General and administrative	14,821	14,322	29,153	26,417
Sales and marketing	6,967	3,912	12,037	8,247
Research and development	4,585	5,193	9,092	9,759
Depreciation and amortization	2,891	2,592	5,602	5,163

Total operating expenses	€29,264	€26,019	€55,884	€49,586

Income from operations	7,064	6,301	16,465	13,469
Financial income (expense), net	(3,787)	(3,091)	(6,333)	(4,924)
Income from companies carried under the equity method	(114)	—	126	—

Total other income (expense)	€(3,901)	€(3,091)	€(6,207)	€(4,924)

Income before income taxes	3,163	3,210	10,258	8,545
Income tax expense (benefit)	334	(57)	1,274	233

Net income before minority interest	€2,829	€3,267	€8,984	€8,312

Loss/(profit) attributable to minority interests	(325)	266	(576)	352

Net income	€2,504	€3,533	€8,408	€8,664

Earnings per share
Basic and diluted net income per share	€0.09	€0.12	€0.29	€0.30

Weighted average number of shares outstanding
Basic and diluted	29,247,100	29,247,100	29,247,100	29,247,100
The consolidated statements of operations include the following income (expense) items from transactions with related parties:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007
Revenues	€10,365	€9,509	€16,287	€15,388
Cost of revenues	(2,278)	(4,606)	(5,062)	(7,989)
General and administrative	(2,016)	(1,709)	(3,736)	(3,539)
Financial income (expense), net	(1,070)	(570)	(803)	(760)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELVENT GIT, S.A.
Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of Euros)

	Six Months Ended June 30,
	2008	2007
Cash flows from operating activities:
Net income	€8,408	€8,664
Adjustments to reconcile net income to net cash provided by operating activities	6,985	(906)
Change in operating assets and liabilities, net of amounts acquired	(92,947)	(81,944)
Change in operating assets and liabilities due to temporary joint ventures	(2,623)	(2,627)

Net cash provided by (used in) operating activities	€(80,177)	€(76,813)

Cash flows from investing activities:
Restricted cash — guaranteed deposit of long term investments and commercial transactions	8,590	8,045
Due from related parties	34,724	22,916
Acquisition of subsidiaries, net of cash	(738)	(7,018)
Purchase of property, plant & equipment	(2,861)	(2,223)
Purchase of software technology	—	(383)
Disposal /(acquisition) of investments	(1,555)	503

Net cash provided by investing activities	€38,160	€21,840

Cash flows from financing activities:
Proceeds from long-term debt	595	23
Repayment of long-term debt	(2,703)	(3,944)
Proceeds from short-term debt	1,905	17,533
Repayment of short-term debt	(21,440)	(814)
Due to related parties	64,676	42,408
Dividend paid	(9,944)	(8,774)
Proceeds (repayments) of long term liabilities	99	(914)

Net cash provided by financing activities	€33,188	€45,518

Net increase (decrease) in cash and cash equivalents	€(8,829)	€(9,455)
Net effect of foreign exchange in cash and cash equivalents	(1,184)	42
Cash and cash equivalents at the beginning of period	68,409	60,997
Joint venture cash and cash equivalents at the beginning of period	5,346	8,235

Cash and cash equivalents at the end of period	€63,742	€59,819

Supplemental disclosure of cash information
Cash paid for the period:
Interest	€5,944	€5,855

Non-cash transactions:
Capital leases	€1,898	€2,575
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELVENT GIT, S.A.
Unaudited Condensed Consolidated Statement of Shareholders’ Equity
(In thousands of Euros except share amounts)

	Ordinary Shares		Additional		Accumulated Other	Total
			Paid-in	Retained	Comprehensive	Shareholders'
	Shares	Amount	Capital	Earnings	Income / (Loss)	Equity
Balance, December 31, 2007	29,247,100	€87,889	€42,072	€65,453	€(5,294)	€190,120
Comprehensive income:
Net Income	—	—	—	8,408	—	8,408
Foreign currency translation adjustment					(4,522)	(4,522)
Derivatives qualifying as hedges	—	—	—	—	(360)	(360)

Total comprehensive income						3,526
Parent company stock purchase plan expense		—	118	—	—	118
Dividends paid	—	—		(9,944)	—	(9,944)

Balance, June 30, 2008	29,247,100	€87,889	€42,190	€63,917	€(10,176)	€183,820

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
1. Description of Business
     Telvent is an information technology company for a sustainable and secure world that specializes in high value-added real time products, services and integrated solutions to customers in targeted industrial sectors (Energy, Transportation, Environment and Public Administration), as well as Global Services, primarily in Europe, North America, Latin America (including Mexico), the Asia-Pacific region, the Middle-East and Africa. These products and services solutions include systems integration, consulting services, design and engineering services, maintenance services and software that enable our customers to more efficiently manage their operations, business processes and customer services.
2. Significant Accounting Policies
Principles of Consolidation
     The accompanying Condensed Consolidated Financial Statements are unaudited but include all adjustments (consisting of normal recurring adjustments) that the Company’s management considers necessary for their fair statement in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to U.S. Securities and Exchange Commission’s (the “SEC”) rules and regulations.
     The results of operations for the six-month period ended June 30, 2008 may not necessarily be indicative of the operating results that may be expected for the entire year. The Unaudited Condensed Consolidated Financial Statements contained herein should be read in conjunction with Management’s Discussion and Analysis and the Consolidated Financial Statements and Notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2007, filed with the SEC on March 10, 2008 (the “Annual Report”).
Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
3. Recent Accounting Pronouncements
     In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurements, that defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly,

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
this Statement does not require any new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of this Statement to have any material effect on its financial position, results of operations or cash flows.
     In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R). This Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. It also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with publicly traded equity securities, such as the Company, is required initially to recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006; such requirement did not affect the Company’s reported disclosures. Guidance related to the measurement date of the plans is effective for years ending after December 31, 2008. The Company does not expect the adoption of this guidance to have any material effect on its financial position, results of operations or cash flows.
     In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51. This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This Statement also changes the way the consolidated income statement is presented, requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. This Statement establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation, clarifying that all of those types of transactions are equity transactions if the parent retains its controlling financial interest in the subsidiary, and eliminates the requirement to apply purchase accounting to a parent’s acquisition of noncontrolling ownership interests in a subsidiary. Finally, this Statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company expects that adoption of this Statement will affect the presentation of its shareholders’ equity, as it will include minority interest, but not its results of operations or cash flows.
     In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations. This Statement replaces SFAS No. 141, Business Combinations, but retains its fundamental requirements that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. This Statement requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
in the acquiree at the acquisition date, measured at their fair values as of that date; it requires acquisition-related and expected restructuring costs to be recognized separately from the acquisition. It also requires the acquirer in a step acquisition to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values. This Statement requires an acquirer to recognize assets acquired and liabilities assumed arising from contractual and noncontractual contingencies as of the acquisition date, measured at their acquisition-date fair values (the latter only if it is more likely than not that they meet the definition of an asset or a liability). It requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date; and it requires the acquirer to recognize any negative goodwill as a gain attributable to the acquirer. Finally, this Statement makes significant amendments to other statements and other authoritative guidance, related to the accounting for acquired in-process research and development and changes in an acquirer’s valuation allowance on its previously existing deferred tax assets. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The Company expects that adoption of this Statement will significantly affect the way for which its future business combinations will be accounted.
     In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, which is an amendment to FASB Statement No. 133. This Statement requires enhanced disclosures about an entity’s derivative and hedging activities. In addition, it encourages, but does not require, comparative disclosures for earlier periods at initial adoption. Specifically, entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement No.133 and its related interpretations and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company does not expect the adoption of this guidance to have any material effect on its financial position, results of operations or cash flows, and will be providing the necessary disclosures upon adoption of this Statement.
     In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles. This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP in the United States (the GAAP hierarchy). This Statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The Company does not expect the adoption of this guidance to have any material effect on its financial position, results of operations or cash flows.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
4. Investments in Joint Ventures
     The Company participates in special joint venture arrangements called “Unión Temporal de Empresas” (“UTEs”) in connection with its share of certain long-term service contracts.
     These joint ventures are considered to be variable interest entities as they have no equity, and are operated through a management committee comprised of equal representation from each of the joint venture partners, which makes decisions about the joint venture’s activities that have a significant effect on its success. Transfer restrictions in the agreements establish a de facto agency relationship between all ventures. In accordance with FASB Interpretation 46-R, the Company consolidates those joint ventures where it is the partner most closely associated with the joint venture. Investments in joint ventures and other entities in which the Company is not the partner most closely associated with the joint venture, but does have the ability to exercise significant influence over its operating and financial policies, are carried under the equity method and hence, not consolidated. There were no such investments at June 30, 2007. The total carrying value of equity method investments that correspond to UTEs joint ventures as of June 30, 2008 was € 347.
     As of June 30, 2008, total assets coming from consolidated UTEs entities amounted to € 31,144. Total revenue recognized with respect to these consolidated joint ventures was € 4,606, including € 3,755 of revenues of other venture partners in these arrangements, during the three months ended June 30, 2008, and € 10,658, including € 8,193 of revenues of other venture partners in these arrangements, during the six months ended June 30, 2008. During the corresponding periods in 2007, revenue recognized with respect to these consolidated joint ventures was € 7,591, including € 6,063 of revenues of other venture partners in these arrangements, during the three months ended June 30, 2007, and € 15,750, including € 10,957 of revenues of other venture partners in these arrangements, during the six months ended June 30, 2007.
     Total cost of revenues recognized with respect to these consolidated joint ventures was € 4,747, including € 3,811 of costs of other venture partners in these arrangements, during the three months ended June 30, 2008, and € 10,485, including € 8,130 of costs of other venture partners in these arrangements, during the six months ended June 30, 2008. During the corresponding periods in 2007, costs of revenue recognized with respect to these consolidated joint ventures was € 7,755, including € 6,345 of costs of other venture partners in these arrangements, during the three months ended June 30, 2007, and € 16,216, including € 11,336 of costs of other venture partners in these arrangements, during the six months ended June 30, 2007. There are no consolidated assets that are collateral for the UTEs’ obligations. The enterprise’s maximum exposure to loss related to performance guarantees given by the Company as a result of its involvement with the UTEs that are not consolidated is € 1,471.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
5. Inventory
     Inventory consists of the following:

	As of	As of
	June 30,	December 31,
	2008	2007
	(Unaudited)	(Audited)
Raw Materials	€4,542	€4,609
Work-in-progress	23,955	16,585

	€28,497	€21,194

6. Investments carried under the equity method
     On May 8, 2008, the Company’s subsidiary, Telvent Energía S.A., signed a joint venture agreement with the DMS Group LLC (“DMS Group”), based in Serbia, under which both companies established a limited liability company under the name “Telvent DMS LLC, Novi Sad” (“Telvent DMS, LLC”) for the purpose of product integration. Telvent Energía owns a 49% interest in Telvent DMS, LLC, while the DMS Group owns the remaining 51%.
     Telvent has agreed to make a total investment of € 6,111 related to the joint venture. As of June 30, 2008, € 1,246 of this committed investment was made. Subsequent payments are described in Note 13, Subsequent Events. Telvent is committed and obligated to make payments for the remaining € 2,334, which will be paid within two years after the date that Telvent DMS, LLC was registered with the Business Registration Agency in Serbia (May 20, 2008). The liability corresponding to the outstanding payments has been booked as Other Debt as of June 30, 2008.
     The Company carries other investments under the equity method, as described in Note 4.
7. Acquisitions
Acquisition of Matchmind
     Effective October 1, 2007, the Company’s subsidiary, Telvent Outsourcing, completed the acquisition of 58% of Matchmind for € 24,351. Matchmind specializes in systems integration, consulting services and information technology outsourcing. The remaining shares are held by part of Matchmind’s management team, with 2% being held by its founder and former President. The agreement provides that Telvent will acquire the remaining 42% of Matchmind in three different phases, acquiring 12%, 10% and 20% in 2009, 2010, and 2011, respectively. The purchase price for each additional share purchase will be based on achieving certain financial objectives in the preceding fiscal year, with an estimated total amount of approximately € 45,000.
     The Company has not yet finalized the purchase price allocation to the fair value of the tangible assets and identifiable intangible assets acquired and liabilities assumed (the “net

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
assets”). Therefore, as of June 30, 2008, the excess of the purchase price over the net book value of the net assets acquired has been allocated entirely to goodwill. The Company expects to complete this allocation by the third quarter of 2008.
     The results of operations of Matchmind have been included in the Company’s Global Services segment from the date of its acquisition.
8. Short-term and Long-term debt
     On February 15, 2008, the Company signed an amendment to its credit agreement with Monte de Piedad y Caja de Ahorrros de Ronda, Cadiz, Almeria, Malaga y Antequera (Unicaja) to extend the grace period under which it will have to make no payments (principal or interest) until November 10, 2008, consequently extending the term of the credit agreement to 23 years. As of June 30, 2008, the amount outstanding with Unicaja under the credit agreement in connection with El Toyo Digital City Project was € 10.0 million.
     On March 31, 2008, our subsidiary, Telvent Canada, entered into a credit agreement (the “New Credit Agreement”) with ABN AMRO Bank N.V (the “Bank”) to replace the previous one dated May 2, 2003. The new credit agreement provides for three separate credit facilities all of which are unsecured with respect to Telvent Canada and its subsidiary, Telvent USA. The first facility (“Facility A”) is a revolving credit line available for working capital purposes with funds available up to U.S. $3.0 million. The second facility (“Facility B”) is a hedging facility with a maximum aggregate amount of U.S. $6.0 million and is solely for the purposes of financing hedging agreements. The third facility (“Facility C”) is a credit facility with a maximum aggregate amount of up to U.S. $12.0 million for the purpose of issuing standby letters of credit in connection with projects in which Telvent Canada or Telvent USA are required to provide bid, advance payment or performance securities. The amount outstanding under this agreement was € 1,800 as of June 30, 2008. The New Credit Agreement is a “demand facility” agreement which means that there is no maturity date and that any borrowings made under it are repayable on demand. The Bank reserves the right to terminate the New Credit Agreement at any time and for any reason.
     On April 28, 2008, our subsidiary, Telvent Traffic, entered into an agreement to amend its credit agreement with Bank of America N.V. as successor to LaSalle Bank National Association, dated May 31, 2006. The credit agreement was amended to extend the termination date until April 30, 2009. The credit agreement is described in our Form 20-F filed March 10, 2008.
9. Financial Instruments
     The following table provides quantitative information about the Company’s foreign exchange contracts by principal currency as of June 30, 2008 and December 31, 2007.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)

	As of June 30, 2008
	(Unaudited)
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts
U.S. Dollar	€1,869	€37,684	€2,475	€61,476
Swedish Kronor	—	—	906	7,883
Kuwaiti Dinar	144	7,048	346	2,921
Euro	72	1,686	891	9,421
Canadian Dollar	15	291	3	81
Moroccan Dirham	—	—	—	29
Jordanian Dinar	33	574	19	331
Qatari Riyal	283	4,587	13	466
Japanese Yen	6	344	—	—
Thai Baht	4	936	6	1,507
Brazilian Real	—	—	23	—
Chinese Yuan	—	—	41	1,080
British Pound	—	2	—	—

	€2,426	€53,152	€4,723	€85,195

Interest rate contracts:
Interest rate caps	891	23,525	—	—

Total	€3,317	€76,677	€4,723	€85,195

	As of December 31, 2007
	(Audited)
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts
U.S. Dollar	€2,207	€68,134	€2,077	€63,222
Swedish Kronor	—	—	1,215	18,354
Euro	363	28,913	76	7,835
Canadian Dollar	8	394	42	1,199
Moroccan Dirham	—	—	1	29
Jordanian Dinar	12	609	6	327
Qatari Riyal	123	4,589	22	1,422
Japanese Yen	8	486	—	—
Thai Baht	126	1,435	247	2,812
Chinese Yuan	12	1,404	—	144

	€2,859	€105,964	€3,686	€95,344

Interest rate contracts:
Interest rate caps	685	19,032	—	—

Total	€3,544	€124,996	€3,686	€95,344

     On January 1, 2007, the Company started to apply hedge accounting under SFAS No. 133, Accounting for Derivatives Instruments and Hedging Activities, for all derivatives instruments entered into starting January 1, 2007. As a result, these transactions have been designated as cash

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
flow hedges and are recorded at fair value within the balance sheet, with the effective portion of changes in fair value recorded temporarily in equity (other comprehensive income). Such unrealized gains and losses are recognized in earnings, along with the related effects of the hedged item, once the forecasted transaction occurs. Any ineffective portion of the hedged transaction is recorded in earnings as it occurs. In addition, the tables above include embedded derivatives that we bifurcate from certain long-term binding contracts denominated in a different currency to the functional or reporting currency of either party. Similar to freestanding derivatives, these are recorded at fair value within the balance sheet with related gains and losses recorded in earnings.
     The ineffective portion of changes in fair value of hedge positions, reported in earnings for the six-month period ended June 30, 2008, amounted to € (69) before income taxes.
     The amount of € (73) has been recorded as the effective portion of cash flow hedges in other comprehensive income. The amount of € 228 which is included in the effective portion will be reclassified to earnings over the next twelve months.
     Derivative transactions entered into prior to January 1, 2007, are recorded at fair value with changes in fair value recorded directly against earnings.
10. Due to and from related parties
     During the normal course of business, the Company conducts operations with related parties, through the performance of projects, loan contracts and advisory services. The transactions are completed at market rates. The details of balances with group companies and related parties are as follows:

	As of	As of
	June 30,	December 31,
	2008	2007
	(Unaudited)	(Audited)
Due from related parties:
Trade receivable	€9,825	€3,694
Credit line receivable	355	35,079

	€10,180	€38,773

Due to related parties:
Trade payables	€14,767	€12,476
Credit line payable	77,516	12,839

	€92,283	€25,315

     The Company has an available bilateral credit agreement with its parent, Abengoa of approximately € 79,031 (€ 60,000 related to Telvent on a consolidated basis, plus an additional U.S. $30.0 million available to Telvent Mexico, which was translated from U.S. Dollars to Euros based on the exchange rate at close on June 30, 2008).

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
     The Company’s net credit line payable under this credit arrangement as of June 30, 2008 was € 77,161 with € 1,870 remaining available as of this date. The Company will incur no costs or receive any payments under the arrangement unless it actually uses or loans any of the available funds.
11. Commitments and Contingencies
Commitments
     On November 23, 2007, the Company’s subsidiary, Telvent Outsourcing, acquired an additional 10% interest in S21 Sec increasing its total ownership stake to 15% with a carrying value of € 5,582. S21 Sec is a leading Spanish company specializing in computer security. Telvent also has a commitment to acquire an additional 10% of the shares of S21 Sec on or before October 31, 2010, subject to the completion of certain conditions. The obligation of Navarra de Gestión para la Administración S.A.’s (“NGA”) to sell the additional 10% of the shares of S21 Sec, is conditional upon Telvent and any company part of the Abengoa Group investing € 15 million in the territory of Navarra. This investment is carried at cost.
     The stock purchase agreement with respect to the acquisition of 100% of the shares of Telvent Caseta provides for contingent and variable earn-out payments and post-closing adjustments. There is an overall limit of U.S $20.728 million on the aggregate purchase price. The Company is not required to make any future payments that would cause the aggregate purchase price to exceed that limit. During May, 2008, the Company’s subsidiary, Telvent Traffic, paid U.S. $1.133 million to the sellers of the shares of Telvent Caseta in respect of the earn out payment for the year 2007 which was payable to the sellers pursuant to the terms of the share purchase agreement between Telvent Traffic and the sellers.
     Effective October 1, 2007, the Company’s subsidiary, Telvent Outsourcing, completed the acquisition of 58% of Matchmind for € 24,351. The remaining shares are held by part of Matchmind’s management team, with 2% being held by its founder and former President. The agreement provides that Telvent will acquire the remaining 42% of Matchmind in three different phases, acquiring 12%, 10% and 20% in 2009, 2010, and 2011, respectively. The purchase price for each additional share purchase will be based on achieving certain financial objectives in the preceding fiscal year, with an estimated total amount of approximately € 45,000.
Contingencies
     From time to time, the Company has been party to various litigation and administrative proceedings relating to claims arising from its operations in the normal course of business.
     On June 13, 2006, a court in Spain issued a judgment stating that the award of the concession contract for the Advanced Digital Services Center for the City of Almería (the “El Toyo Project”) to Telvent was void on the grounds that the procurement procedures followed by the government of the City of Almería (the “City”) in awarding the contract were inadequate. The City filed an appeal against the judgment. On July 6, 2006, Telvent, as an interested party, also filed an appeal. The filing of the appeals rendered the judgment ineffective until all of the appeals have been resolved. As of June 30, 2008, the development and installation work for the El Toyo project was

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
complete, although acceptance by the client has not been yet obtained. On May 26, 2008, the Spanish appeals court issued a judgment accepting the appeal filed by Telvent. The appeals court revoked the judgment made on June 13, 2006 and replaced that judgment with a declaration that the awarding of the concession contract to Telvent by the City was valid. The other parties to the appeal have the right to appeal the judgment to the Supreme Court in Spain. Telvent has not received any notice of the filing of an appeal by any of the other parties.
     The Company has completed negotiations with the sellers of Telvent Farradyne, Inc., formally called PB Farradyne, Inc. (“Telvent Farradyne”), a company we acquired in 2006, regarding the resolution of certain claims by the Company related to the carrying value of net assets purchased and resulting adjustments to the purchase price. The claim has been settled on the basis that the sellers will pay Telvent Traffic $2.4 million in respect of Telvent Traffic’s claims for indemnity under the purchase agreement. Telvent Traffic and the sellers have agreed to release each other from all claims except for certain types of claims that may arise in the future as a result of matters which are unknown at the date of the settlement.
     The Company’s subsidiary, Telvent China, is in an arbitration proceeding regarding the resolution of certain claims it made against the sellers of 80% of the shares of Beijing Blue Shield High & New Tech. Co, Ltd., which we acquired in 2006. These claims relate to the carrying value of net assets purchased. Two arbitration hearings have been held but the arbitration panel has not yet come to a decision.
     Based on the information presently available, including discussion with counsel, management believes that resolution of these matters, will not have a material adverse effect on the Company’s business, consolidated results of operations, financial condition or cash flows.
Guarantees
Performance Guarantees
     In the ordinary course of business, the Company provides performance guarantees in the form of performance bonds to its customers in order to ensure the Company fulfils the terms of the underlying contract. These bonds are for a fixed monetary amount and match the duration of the underlying contract which is generally between 18 and 36 months. The Company requests similar bonds from sub-contractors to mitigate such risk. These guarantees are generally not drawn upon as the Company will usually complete the underlying contract or renegotiate the contract’s terms.
     As of June 30, 2008, the Company maintains the following performance and financial guarantees:

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)

		Estimated
	Maximum	Proceeds from	Carrying
	Potential	Collateral/	Amount of
	Payments	Recourse	Liabilities
	(Unaudited)

Performance guarantees	€188,798	€15,472	€—
Financial Guarantees	1,343	—	—

	€190,141	€15,472	€—

     The maximum potential payments represent a “worst-case scenario” and does not necessarily reflect expected results. Estimated proceeds from collateral and recourse represent the anticipated value of assets that could be liquidated or received from other parties to partially offset the Company’s payments under guarantees.
Product Warranties
     The Company provides product warranties in connection with all of its sales contracts except for housing, hosting and maintenance contracts. Warranties typically range from one to two years depending on the contract and cover factors such as non-conformance to specifications and defects in materials and workmanship. Based on historical experience, the Company has not incurred any material unexpected costs associated with servicing its product warranties.
Financial Guarantees — confirming agreements
     In the normal course of business, the Company enters into contracts whereby it assigns to a financial institution the payment administration process of certain of its accounts payable to suppliers (through “confirmed bank payments” or “confirming” contracts). All such amounts due to suppliers are classified in “Accounts Payable”, whether a confirming contract exists or not. These confirming contracts require that the Company guarantee payment to the financial institutions of the invoices upon the applicable maturity.
     Between April and August 2008, the Company, together with its majority shareholder Abengoa, S.A. and certain subsidiaries of Abengoa, S.A. (other than subsidiaries of the Company), signed certain confirming contracts under which each company, including the Company and its subsidiaries, guaranteed all of the obligations of the other Abengoa companies who were parties to such confirming contracts. Such confirming contracts were amended to retroactively exclude the Company and its subsidiaries as guarantors of obligations of any of the Abengoa companies that are not subsidiaries of the Company.
12. Segments and Geographic Information
     The Company has five reportable operating segments consisting of Energy, Transportation, Environment, Public Administration and Global Services. The segments are grouped with reference to the types of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on net revenues and gross.
•	Energy focuses on real-time IT solutions to better manage energy delivery efficiency. It offers measurement and control systems and services that help manage critical infrastructures and data through highly available and secure solutions in three primary areas: electricity, oil and gas.

•	Transportation provides solutions and services for traffic information and control systems, freeway information and management applications, and automatic fare collection solutions, which through enabling more efficient management of traffic, can reduce emissions of greenhouse gases.

•	Environment focuses on the observation of the weather, the climate, the hydrology and the atmosphere and its impact on different economic sectors together with the provision of technology oriented to enhance the use and management of water resources done by water utilities.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
•	Public Administration works for the optimization of governmental and regional management, giving a technological and integrated response to the social challenges of global security and sustainability, for all public sectors.

•	Global Services offers an integral technology services model that spans the full life cycle of the client’s Information and Communications Technologies (“ICT”). It comprises consulting, integration and outsourcing and IT infrastructure management services to enable the evolution and control of our customers’ current and future technology needs.

	Six-Month Period Ended June 30, 2008
	(Unaudited)
				Public	Global
	Energy	Transportation	Environment	Admin.	Services	Total
Revenues	€80,254	€106,702	€17,896	€18,012	€65,071	€287,935
Cost of revenues	61,999	81,002	12,409	15,736	44,440	215,586

Gross profit	€18,255	€25,700	€5,487	€2,276	€20,631	€72,349

Operating expenses						(55,884)
Other income (expenses), net						(6,207)

Income before income taxes						€10,258

	Three-Month Period Ended June 30, 2008
	(Unaudited)
				Public
	Energy	Transportation	Environment	Admin.	Global Services	Total
Revenues	€39,518	€59,457	€9,448	€6,093	€34,738	€149,254
Cost of revenues	31,072	46,252	5,863	5,458	24,281	112,926

Gross profit	€8,446	€13,205	€3,585	€635	€10,457	€36,328

Operating expenses						(29,264)
Other income (expenses), net						(3,901)

Income before income taxes						€3,163

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)

	Six-Month Period Ended June 30, 2007
	(Unaudited)
				Public	Global
	Energy	Transportation	Environment	Admin.	Services	Total
Revenues	€112,372	€104,226	€19,497	€22,057	€19,807	€277,959
Cost of revenues	89,092	81,608	14,141	18,621	11,442	214,904

Gross profit	€23,280	€22,618	€5,356	€3,436	€8,365	€63,055

Operating expenses						(49,586)
Other income (expenses), net						(4,924)

Income before income taxes						€8,545

	Three-Month Period Ended June 30, 2007
	(Unaudited)
				Public
	Energy	Transportation	Environment	Admin.	Global Services	Total
Revenues	€57,016	€62,363	€10,935	€15,313	€10,970	€156,597
Cost of revenues	47,096	49,620	7,760	13,408	6,393	124,277

Gross profit	€9,920	€12,743	€3,175	€1,905	€4,577	€32,320

Operating expenses						(26,019)
Other income (expenses), net						(3,091)

Income before income taxes						€3,210

     The majority of the net revenues of the joint ventures that the Company consolidates due to FIN 46-R are included in the Company’s Transportation segment.
Assets by segment
     The Company evaluates its assets by segment to generate information needed for internal control, resource allocation and performance assessment. This information also helps management to establish a basis for asset realization, determine insurance coverage, assess risk exposure, and meet requirements for external financial reporting.
     Segment assets of the Company are as follows:

	As of June 30, 2008 (Unaudited)
				Public	Global
	Energy	Transportation	Environment	Admin.	Services	Total
Segment assets	€190,707	€235,998	€43,389	€32,070	€115,280	€617,444
Unallocated assets						24,266

Total assets						€641,710

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)

	As of December 31, 2007 (Audited)
				Public	Global
	Energy	Transportation	Environment	Admin.	Services	Total
Segment assets	€192,238	€238,429	€36,738	€31,805	€111,678	€610,888
Unallocated assets						62,631

Total assets						€673,519

     Unallocated assets include certain financial investments and other assets held for the benefit of the entire Company.
Geographic Information
     For the six months ended June 30, 2008 and 2007, sales outside of Spain comprised 47.3% and 54.2% of the Company’s revenues, respectively. Revenues consisted of sales to customers in the following areas:

	Six Months Ended June 30,
	2008	2007
	(Unaudited)
Europe	€170,925	€164,997
Latin America	35,960	40,419
North America	45,663	51,649
Asia-Pacific	9,396	9,939
Middle-East and Africa	25,991	10,955

	€287,935	€277,959

     The most significant investments included in property, plant and equipment, net of depreciation, outside of Spain, are located in:

	As of	As of
	June 30,	December 31,
	2008	2007
	(Unaudited)	(Audited)
Portugal	€4,413	€4,578
North America	885	1,139
Latin America	524	473
China	1,810	1,867
Others	168	193

	€7,800	€8,250

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
     13. Subsequent events
Acquisition of DTN
     On September 15, 2008, Telvent Export, S.L. (“Telvent Export”), a wholly-owned Spanish subsidiary of Telvent GIT, S.A., entered into a Stock Purchase Agreement (the “SPA”) with DTN Holding Company, Inc., a Delaware corporation (“DTN”), the stockholders of DTN (the “Sellers”) and GSC Recovery IIA, L.P., as Sellers’ Representative, pursuant to which Telvent Export will acquire all of the issued and outstanding shares of the capital stock of DTN (the “Acquisition”). The Acquisition is expected to be consummated in the fourth quarter of 2008. DTN is a business information service provider providing critical data to key decision makers across the markets it serves, including agriculture, energy and environment.
          Under the SPA, the purchase price to be paid by Telvent Export for 100% of the shares of capital stock of DTN is an amount equal to $445,000,000 less the amount of DTN’s existing indebtedness for borrowed money (approximately $223,000,000), plus the cash held by DTN and its subsidiaries on the closing date (the “Equity Value”). The Equity Value will be paid in two payments: (i) a cash payment on the closing; and (ii) a deferred payment to certain stockholders of DTN who are DTN employees (the “Employee Stockholders”) to be made on or before December 31, 2011. In addition to the purchase price, the Employee Stockholders have the right to earn a variable premium, or earn out, on the amount of their deferred purchase price, determined based on DTN and its subsidiaries achieving certain accumulated financial targets for the period January 1, 2009 to December 31, 2011.
     The SPA requires Telvent Export to pay to DTN $13,350,000, as a reverse break-up fee that limits Telvent Export’s liability, in case DTN terminates the SPA as a result of (i) a material breach of the SPA by Telvent Export or (ii) if the parties are unable to close the Acquisition by December 1, 2008, as that date may be extended, in each case if DTN and the Sellers have not materially breached their obligations under the SPA and if Telvent Export’s closing conditions have been satisfied. Additionally, the Company agreed to guaranty the indemnification obligations of Telvent Export under the SPA, including, without limitation, payment of the reverse break-up fee.
     Telvent is financing the Acquisition partially through the proceeds of a private placement of 4,847,059 ordinary shares of the Company to certain of its existing and new investors, including Telvent Corporation, S.L., a subsidiary of Abengoa S.A. at a price of $21.25 per share, for an aggregate consideration of approximately $103 million; partially through the proceeds of an unsecured loan agreement with Caja de Ahorros y Monte de Piedad de Madrid and ING Belgium S.A., Sucursal en España, in the amount of € 57,500; and the balance from the Company’s own resources and proceeds of its IPO.
     The closing of the Acquisition and the related financing is subject to certain customary closing conditions.
Payments made in connection with the Telvent LLC joint venture agreement
     On July 9, 2008, in accordance with the Telvent DMS, LLC joint venture agreement made by and between Telvent Energía and DMS Group, Telvent Energia made a payment of € 1,865 to DMS Group.
     On August 13, 2008, also in accordance with the agreement noted above, Telvent Energía made a deferred capital contribution of € 666 to Telvent DMS LLC.

B. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview
     We are an information technology company for a sustainable and secure world that specializes in high value-added real time products, services and integrated solutions to customers in targeted industrial sectors (Energy, Transportation, Environment and Public Administration), as well as Global Services, primarily in Europe, North America, Latin America (including Mexico), the Asia-Pacific region, the Middle-East and Africa. These products and services solutions include systems integration, consulting services, design and engineering services, maintenance services and software that enable our customers to more efficiently manage their operations, business processes and customer services.
     Our mission-critical real-time solutions and applications collect raw data at the field level, transform that data into operational information, and convert the operational information into business intelligence. We are capable of providing solutions to link this business intelligence to our customers’ enterprise information technology systems.
     Our customers include some of the largest energy and utility companies, transportation authorities, a number of government environmental agencies, and local and central governments in our core geographies.
Results of Operations
     Our results of operations for the three-and six-month periods ended June 30, 2008 and June 30, 2007 include the results of operations of our acquisitions at different points during the periods reviewed:
•	On April 27, 2007, we completed the acquisition of 100% of the shares of Telvent Caseta, an Austin, Texas-based company engaged in the development, supply, integration and maintenance of electronic toll collection systems from the traffic lane to the back office. The results of operations of Telvent Caseta are reflected in our results of operations for the three- and six-month periods ended June 30, 2008, but only since April 27, 2007 for the three- and six- month periods ended June 30, 2007.
•	Effective October 1, 2007, our subsidiary, Telvent Outsourcing, completed the acquisition of 58% Matchmind, that specializes in system integration, consulting services and information technology outsourcing. The remaining shares will be held by part of Matchmind’s management team, with 2% being held by its founder and former President. The agreement provides that Telvent will acquire the remaining 42% of Matchmind in three different phases, acquiring 12%, 10% and 20% in 2009, 2010, and 2011, respectively. The results of operations of Matchmind, net of minority interest, are reflected in our results of operations for the three- and six-month periods ended June 30, 2008, but not in the corresponding periods in 2007.

The following sections provide comparative discussions of our results of operations by line item, by segment and by geographical region for the three-and six-month periods ended June 30, 2008 and 2007:

			Percentage		Percentage
			of		of
			Revenues		Revenues
			for the	For the	for the
			Three-	Three-	Three-
			Months	Months	Months
	For the Three-Months		Ended	Ended	Ended	Percentage
	Ended June 30,		June 30,	June 30,	June 30,	Change
	2008(1)	2008	2008	2007	2007	2007-2008
	(Euros in thousands, except percentages)
Revenue	$235,045	€149,254	100%	€156,597	100%	(4.7)%

Cost of revenue	177,836	112,926	75.7	124,277	79.4	(9.1)%

Gross profit	57,209	36,328	24.3	32,320	20.6	12.4%

General and administrative	23,340	14,821	9.9	14,322	9.1

Sales and marketing	10,972	6,967	4.7	3,912	2.5

Research and development	7,220	4,585	3.1	5,193	3.3

Depreciation and amortization	4,553	2,891	1.9	2,592	1.7

Total operating expenses	46,085	29,264	19.6	26,019	16.6

Income from operations	11,124	7,064	4.7	6,301	4.0	12.1%

Financial income (expense), net	(5,963)	(3,787)	(2.5)	(3,091)	(2.0)
Income from companies carried under the equity method	(180)	(114)	(0.1)	—	—

Total other income (expense)	(6,143)	(3,901)	(2.6)	(3,091)	(2.0)

Income before income taxes	4,981	3,163	2.1	3,210	2.0	(1.5)%

Income tax expense	526	334	0.2	(57)	(0.0)

Net income before minority interest	4,455	2,829	1.9	3,267	2.1	(13.4)%

Loss (Profit) attributable to minority interest	(512)	(325)	(0.2)	266	0.2

Net income	$3,943	€2,504	1.7	€3,533	2.3	(29.1)%

Basic and diluted net income per share	$0.14	€0.09		€0.12

Weighted average number of shares outstanding	29,247,100	29,247,100		29,247,100

(1)	Data presented in U.S. Dollars was translated from Euros to U.S. Dollars at the exchange rate of U.S. $1.5748 to € 1.00 (based on the noon buying rate on June 30, 2008). We make no representation that any Euro or U.S. Dollar amount could have been, or could be, converted into U.S. Dollars or Euros, as the case may be, at any particular rate, the rates stated above, or at all.

			Percentage		Percentage
			of		of
			Revenues		Revenues
			for the Six-	For the Six-	for the Six-
			Months	Months	Months
	For the Six-Months Ended		Ended	Ended	Ended	Percentage
	June 30,		June 30,	June 30,	June 30,	Change
	2008(1)	2008	2008	2007	2007	2007-2008
	(Euros in thousands, except percentages)
Revenues	$453,440	€287,935	100%	€277,959	100%	3.6%

Cost of revenues	339,505	215,586	74.9	214,904	77.3	0.3%

Gross profit	113,935	72,349	25.1	63,055	22.7	14.7%

General and administrative	45,910	29,153	10.1	26,417	9.5

Sales and marketing	18,956	12,037	4.2	8,247	3.0

Research and development	14,318	9,092	3.2	9,759	3.5

Depreciation and amortization	8,822	5,602	1.9	5,163	1.9

Total operating expenses	88,006	55,884	19.4	49,586	17.8

Income from operations	25,929	16,465	5.7	13,469	4.8	22.2%

Financial income (expense), net	(9,973)	(6,333)	(2.2)	(4,924)	(1.8)
Income from companies carried under the equity method	198	126	—	—	—

Total other income (expense)	(9,775)	(6,207)	(2.2)	(4,924)	(1.8)

Income before income taxes	16,154	10,258	3.6	8,545	3.1	20.0%

Income tax expense	2,006	1,274	0.4	233	0.1

Net income before minority interest	$14,148	8,984	3.1	8,312	3.0	8.1%

Loss (Profit) attributable to minority interest	(907)	(576)	0.2	352	0.1

Net income	13,241	€8,408	2.9	€8,664	3.1	(3.0)%

Basic and diluted net income per share	$0.46	€0.29		€0.30

Weighted average number of shares outstanding	29,247,100	29,247,100		29,247,100

(1)	Data presented in U.S. Dollars was translated from Euros to U.S. Dollars at the exchange rate of U.S. $1.5748 to € 1.00 (based on the noon buying rate on June 30, 2008). We make no representation that any Euro or U.S. Dollar amount could have been, or could be, converted into U.S. Dollars or Euros, as the case may be, at any particular rate, the rates stated above, or at all.

Bookings and Backlog
     New contract bookings represent new contracts signed during the period, regardless of performance. New contract bookings for the three months ended June 30, 2008 were € 159.2 million, a decrease of € 2.7 million, or 1.6%, as compared to new bookings of € 161.9 million for the three months ended June 30, 2007.
     New contract bookings for the six months ended June 30, 2008 were € 328.0 million, a decrease of € 14.5 million, or 4.2%, as compared to new bookings of € 342.5 million for the six months ended June 30, 2007.
     This decrease was mainly due to the Smart Metering project performed for Vattenfall, the electric utility in Sweden, in the Energy segment which generated bookings of € 58.8 million during the first six months of 2007 and it was also due to the transition period after the Spanish national and local government elections that caused delays in budget and contract approvals.
     Backlog as of June 30, 2008 was € 583.3 million, an increase of € 41.7 million, or 7.7%, from a backlog of € 541.5 million as of June 30, 2007. Our backlog represents the portion of our signed contracts for which performance is pending. Backlog excludes our pipeline of projects that we are pursuing, but as to which we have not yet signed binding agreements.
Revenues

Three Months Ended	Three Months Ended	Percent
June 30,	June 30,	Change
2008	2007	2007-2008
(Euros in thousands, except percentages)
€ 149,254	€ 156,597	(4.7) %

Six Months Ended	Six Months Ended	Percent
June 30,	June 30,	Change
2008	2007	2007-2008
(Euros in thousands, except percentages)
€ 287,935	€ 277,959	3.6%
     Our revenues decreased in the three-month period ended June 30, 2008 compared to the same period of the previous year due primarily to the transition period after the March 2008 national and local government elections in Spain, which caused delays in budget and contract approval processes. Another reason for the decrease in revenues was the lower contribution of the Vattenfall Smart Metering project, which contributed revenues of € 11.8 million in the three-month period ended June 30, 2007 and only € 5.0 million in the same period of 2008. Finally, we were negatively affected by the depreciation of the U.S. Dollar against the Euro, as approximately 15% of our revenues are recorded in U.S. Dollars. However, we expect these effects will be offset this year by revenue contribution from projects in our backlog.
     Revenues for the six-month period ended June 30, 2008 increased over the same period in 2007, primarily due to the effect of the revenues generated by Matchmind, acquired in October

2007, which contributed € 38.2 million for the six-month period ended June 30, 2008, with no corresponding contribution in the same period of the prior year. Matchmind’s revenues are mainly generated in Europe and that is the principal factor for the increase within this geographic region. Without Matchmind’s contribution, revenues within Europe would have decreased mainly due to the conclusion of the Vattenfall project and a lower revenue contribution in Europe from our Transportation segment year-over-year.
Cost of Revenues

Three Months		Three Months		Percent
Ended June 30,	Percentage of	Ended June 30,	Percentage of	Change
2008	Revenues	2007	Revenues	2007-2008
(Euros in thousands, except percentages)
€ 112,926	75.7%	€ 124,277	79.4%	(9.1) %

Six Months		Six Months		Percent
Ended June 30,	Percentage of	Ended June 30,	Percentage of	Change
2008	Revenues	2007	Revenues	2007-2008
(Euros in thousands, except percentages)
€ 215,586	74.9%	€ 214,904	77.3%	0.3%
     Cost of revenues decreased as a percentage of revenues period-to-period, mainly due to our ongoing efforts to generate more revenues from higher value-added applications with higher gross margins. The decrease also is the result of the inclusion in our consolidated financial statements of Matchmind, that commands higher margins than the majority of other Telvent segments, and the contribution of higher margins from our Transportation segment.
     Additionally, cost of revenues for the six-month periods ended June 30, 2008 and June 30, 2007 included € 8.2 million and € 6.3 million, respectively, due to the effect of the consolidation of our temporary joint venture consortiums, which represents the cost of revenues attributable to other joint venture partners; such consolidated costs reduced our gross margin. Excluding the results attributable to our joint venture partners and including the margins from our equity method investments, our gross margins for the six-month periods ended June 30, 2008 and June 30, 2007 would have been 25.5% and 23.8%, respectively.
General and Administrative

Three Months		Three Months		Percent
Ended June 30,	Percentage of	Ended June 30,	Percentage of	Change
2008	Revenues	2007	Revenues	2007-2008
(Euros in thousands, except percentages)
€ 14,821	9.9%	€ 14,322	9.1%	3.5%

Six Months		Six Months		Percent
Ended June 30,	Percentage of	Ended June 30,	Percentage of	Change
2008	Revenues	2007	Revenues	2007-2008
(Euros in thousands, except percentages)
€ 29,153	10.1%	€ 26,417	9.5%	10.4%
     Our general and administrative expenses increased from the six-month period ended June 30, 2007 to the six month period ended June 30, 2008, mainly as a result of the consolidation of general and administrative costs from the companies we acquired in 2007, Telvent Caseta and

Matchmind, which contributed € 1.0 million and € 6.1 million for the six-month period ended June 30, 2008, with no corresponding contribution from Matchmind and a contribution of € 0.2 million from Telvent Caseta, in the same period of the prior year. Absent the consolidation of general and administrative expenses coming from these acquisitions, general and administrative expenses decreased as a percentage of revenues, due mainly to a reduction in general and administrative expenses of the branch office in Sweden related to the Vattenfall Smart Metering project and to a reduction in these costs at Telvent Farradyne which had incurred significant non-recurring costs during fiscal year 2007 in connection with its integration process.
Sales and Marketing

Three Months		Three Months		Percent
Ended June 30,	Percentage of	Ended June 30,	Percentage of	Change
2008	Revenues	2007	Revenues	2007-2008
(Euros in thousands, except percentages)
€ 6,967	4.7%	€ 3,912	2.5%	78.1%

Six Months		Six Months		Percent
Ended June 30,	Percentage of	Ended June 30,	Percentage of	Change
2008	Revenues	2007	Revenues	2007-2008
(Euros in thousands, except percentages)
€ 12,037	4.2%	€ 8,247	3.0%	46.0%
     Our sales and marketing expenses have increased as a percentage of revenues from the six-month period ended June 30, 2007 to the six-month period ended June 30, 2008 primarily due to the consolidation of sales and marketing expenses from Matchmind, which contributed € 2.9 million in the first six months of 2008, with no corresponding contribution over the same period of the prior year.
Research and Development

Three Months		Three Months		Percent
Ended June 30,	Percentage of	Ended June 30,	Percentage of	Change
2008	Revenues	2007	Revenues	2007-2008
(Euros in thousands, except percentages)
€ 4,585	3.1%	€ 5,193	3.3%	(11.7)%

Six Months		Six Months		Percent
Ended June 30,	Percentage of	Ended June 30,	Percentage of	Change
2008	Revenues	2007	Revenues	2007-2008
(Euros in thousands, except percentages)
€ 9,092	3.2%	€ 9,759	3.5%	(6.8)%
     Our research and development expenses decreased as a percentage of revenues in the three-and six-month periods ended June 30, 2008 over the corresponding periods in 2007. Nonetheless, we strive to reach and maintain a level of investment in research and development of approximately 3.5% to 4% as a percentage of revenues (gross of grants and subsidies), excluding the effect of the consolidation of our temporary consortiums. We also expect to continue to optimize our research and development expenses with the realization of synergies from the integration of the businesses acquired during 2007.

Depreciation and Amortization

Three Months		Three Months		Percent
Ended June 30,	Percentage of	Ended June 30,	Percentage of	Change
2008	Revenues	2007	Revenues	2007-2008
(Euros in thousands, except percentages)
€ 2,891	1.9%	€ 2,592	1.7%	11.5%

Six Months		Six Months		Percent
Ended June 30,	Percentage of	Ended June 30,	Percentage of	Change
2008	Revenues	2007	Revenues	2007-2008
(Euros in thousands, except percentages)
€ 5,602	1.9%	€ 5,163	1.9%	8.5%
     Our depreciation and amortization expense increased from the three-and six-month periods ended June 30, 2007 to the six-month period ended June 30, 2008, but remained fairly stable as a percentage of revenues. The amortization expense related to intangibles arising from the purchase price allocation of our acquired businesses, such as backlog (customer contracts), purchased software technology and customer relationships, was € 1.7 million and € 0.9 million in the three- and six-month periods ended June 30, 2007, respectively, and € 0.7 million and € 1.5 million, respectively, in the corresponding periods of the prior year.
Financial Income (Expense), Net

Three Months		Three Months		Percent
Ended June 30,	Percentage of	Ended June 30,	Percentage of	Change
2008	Revenues	2007	Revenues	2007-2008
(Euros in thousands, except percentages)
€ (3,787)	2.5%	€ (3,091)	2.0%	22.5%

Six Months		Six Months		Percent
Ended June 30,	Percentage of	Ended June 30,	Percentage of	Change
2008	Revenues	2007	Revenues	2007-2008
(Euros in thousands, except percentages)
€ (6,333)	2.2%	€ (4,924)	1.8%	28.6%
     Net financial expense increased from the three-and six-month periods ended June 30, 2007 to the three-and six-month periods ended June 30, 2008. Financial expenses increased mainly due to an increase in interest generated under the sale and lease-back agreement signed by our subsidiary, Telvent Housing, in October 2007 and to an increase in interest costs related to advance payments from financial institutions on intercompany receivables. Financial income decreased due to a decrease in the positive fair value of our interest rate cap agreements and to a decrease in the interest received from investments funds. Our net foreign exchange loss remained relatively stable comparing the two six-month periods.

Segment Analysis
     The Company has five reportable operating segments consisting of Energy, Transportation, Environment, Public Administration, and Global Services. The segments are grouped with reference to the types of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on net revenues and gross profit.
•	Energy focuses on real-time IT solutions to better manage energy delivery efficiency. It offers measurement and control systems and services that help manage critical infrastructures and data through highly available and secure solutions in three primary areas: electricity, oil and gas.

•	Transportation provides solutions and services for traffic information and control systems, freeway information and management applications, and automatic fare collection solutions, which through enabling more efficient management of traffic, can reduce emissions of greenhouse gases.

•	Environment focuses on the observation of the weather, the climate, the hydrology and the atmosphere and its impact on different economic sectors together with the provision of technology oriented to enhance the use and management of water resources done by water utilities.

•	Public Administration works for the optimization of governmental and regional management, giving a technological and integrated response to the social challenges of global security and sustainability, for all public sectors.

•	Global Services offers an integral technology services model that spans the full life cycle of the client’s Information and Communications Technologies (“ICT”). It comprises consulting, integration and outsourcing and IT infrastructure management services to enable the evolution and control of our customers’ current and future technology needs.

	Three Months Ended June 30, 2008
	(Euros in thousands, except percentages)
				Public	Global
	Energy	Transportation	Environment	Admin.	Services	Total
Revenues	€39,518	€59,457	€9,448	€6,093	€34,738	€149,254
Gross Profit	8,446	13,205	3,585	635	10,457	36,328
Gross Margin	21.4%	22.2%	37.9%	10.4%	30.1%	24.3%

	Three Months Ended June 30, 2007
	(Euros in thousands, except percentages)
				Public	Global
	Energy	Transportation	Environment	Admin.	Services	Total
Revenues	€57,016	€62,363	€10,935	€15,313	€10,970	€156,597
Gross Profit	9,920	12,743	3,175	1,905	4,577	32,320
Gross Margin	17.4%	20.4%	29.0%	12.4%	41.7%	20.6%

	Six Months Ended June 30, 2008
	(Euros in thousands, except percentages)
				Public	Global
	Energy	Transportation	Environment	Admin.	Services	Total
Revenues	€80,254	€106,702	€17,896	€18,012	€65,071	€287,935
Gross Profit	18,255	25,700	5,487	2,276	20,631	72,349
Gross Margin	22.7%	24.1%	30.7%	12.6%	31.7%	25.1%

	Six Months Ended June 30, 2007
	(Euros in thousands, except percentages)
				Public	Global
	Energy	Transportation	Environment	Admin.	Services	Total
Revenues	€112,372	€104,226	€19,497	€22,057	€19,807	€277,959
Gross Profit	23,280	22,618	5,356	3,436	8,365	63,055
Gross Margin	20.7%	21.7%	27.5%	15.6%	42.2%	22.7%
     Energy

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
	(Euros in thousands, except percentages)
Revenues	€39,518	€57,016	€80,254	€112,372
Gross Profit	8,446	9,920	18,255	23,280
Gross Margin	21.4%	17.4%	22.7%	20.7%
Revenue growth rate over prior period	(30.7)%		(28.6)%
     Our Energy segment revenues in the three- and six-month periods ended June 30, 2008 decreased when compared to the three- and six-month periods ended June 30, 2007. The revenue decline was mainly due to a slow revenue quarter in Latin America, a smaller contribution from the final phases of the Vattenfall project, which contributed revenues of € 10.9 million during the first half of 2008 compared to € 29.0 million for the same period in 2007, and most importantly, due to the fact that approximately 45% of our Energy segment revenues were recorded under the U.S. Dollar, which has significantly depreciated against the Euro, our reporting currency, especially during the second quarter of 2008.
     Gross Margin for the six-month period ended June 30, 2008 was 22.7%, compared to 20.7% in the same period of the previous year. This increase in gross margin was primarily due to lower revenue contribution from the Vattenfall project, with a lower gross margin than the average for the segment.
     Backlog as of June 30, 2008 for the Energy segment amounted to € 121.1 million.
     Oil & Gas
     In the six months ended June 30, 2008, revenues in our Oil & Gas business amounted to € 25.9 million, while revenues in the same period of 2007 were € 32.5 million, a decrease of 20.3%. The decrease is primarily attributable to the negative foreign exchange impact of the U.S. Dollar against the Euro and a slower revenue quarter in Mexico. Practically all of our Oil & Gas revenues were recorded in currencies other than the Euro, which overshadowed the continued strong market position, the high level of repeat upgrade business from OASyS customers and the upswing in revenues generated from advanced applications in this sector.
     North America continues to be the largest contributor to our Oil & Gas business revenues. However, revenues reported in this region decreased by 5.0%, when comparing the six months ended June 30, 2008 to the same six months of 2007, primarily due to the fact that most of our revenues are generated in U.S. Dollars, which have depreciated more than 15% against the Euro year-over-year. Without this impact, revenues for the first six months of 2008 would have increased by approximately 5%.
     In Latin America, revenues have decreased 49.8% from € 10.9 million in the first six months of 2007 to € 5.5 million in the same period of 2008. This decrease was mainly due to reduced activity in Mexico related to completion of key contracts with Pemex and the negative foreign exchange impact when converting those revenues into Euros. However, we believe that prospects in Mexico and the rest of Latin America are strong, with better results expected in late 2008 and into 2009.
     In our Asia-Pacific region, revenues for the six months ended June 30, 2008 amounted € 1.9 million, compared to € 2.9 million for the same period in 2007. This reduction was mainly as a direct result of the completion of the Beijing National Master project in China. The prospects in the Asia-Pacific region, and in particular with existing and new customers in China and Australia, look promising going forward.
     In the Middle-East and Africa region, revenues for the six-month period ended June 30, 2008 amounted to € 1.9 million, while revenues in the same period of 2007 were € 0.3 million. The increase was related to increased activity in Abu Dhabi, due to the implementation of SCADA systems in control centers of Abu Dhabi Marine Operating Company. This project will continue throughout 2009 and we believe it will provide a strong revenue foundation to support business growth in the region.

     Electricity
     Our revenues for the electric utility business for the six-month period ended June 30, 2008 have decreased 32.0%, from € 79.9 million in the six-month period ended June 30, 2007 to € 54.3 million in the same period of 2008, mainly due to the revenue wind-down as the Smart Metering project in Sweden for Vattenfall was completed. The roll out of this big project was completed at the end of June 2008.
     In Europe, we experienced a significant revenue decrease from € 47.7 million in the first half of 2007 to € 27.3 million in the same period of 2008. This was mainly a result of the reduced revenues from the Vattenfall project as it approached completion in the first six months of 2008. We are currently in the operations services phase of the new metering infrastructure for this customer, that generates significantly less revenue than previous phases.
     In North America, our electric utility business revenue for the six months ended June 30, 2008 decreased by 12.9% compared to the same period of 2007. This shortfall was due in part to the negative foreign exchange impact discussed above and also due to some delays in key orders from our customers until later this year. Our Enterprise GIS (Geographical information Systems) business generated revenues of € 7.6 million during the six-month period ended June 30, 2008 compared to € 6.9 million in the same period of 2007. Telvent’s GIS competency center in Fort Collins, Colorado has been growing at a rapid pace to keep up with the rising demand and increase in service backlog. Although our biggest challenge in the region is still the training and integration of new employees, we believe that a growing Enterprise GIS backlog and a strong interest from our GIS customer base in our Smart Grid offering will continue to support strong growth in this area.
     In Latin America, revenues in the first six months of 2008 decreased by 21.0% over the same period of 2007. The decrease in revenues in this region was mainly due to the slowdown of the electric business in Mexico and Brazil, although the new electric transmission projects to be started in Brazil, as well as the positive trend showed in other Latin American countries, are expected to create opportunities to improve the situation in this region.
     In addition, we have been more active in our Middle-East and Africa regions, where our revenues increased from € 1.0 million in the six-month period ended June 30, 2007 to € 2.1 million in the same period of 2008, primarily due to the success in capturing several medium size projects in Mozambique and Lebanon.
     Transportation

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
	(Euros in thousands, except percentages)
Revenues	€59,457	€62,363	€106,702	€104,226
Gross Profit	13,205	12,743	25,700	22,618
Gross Margin	22.2%	20.4%	24.1%	21.7%
Revenue growth rate over prior period	(4.7)%		2.4%
     Our Transportation segment revenues for the three months ended June 30, 2008 decreased by 4.7%, as compared to the three months ended June 30, 2007. However, overall revenues have increased by 2.4% during the first six months of 2008, compared to the same period of 2007. The increase in revenues mainly resulted from improved performance within Latin America (Brazil, Venezuela and Panama), and the significant contribution of the Automatic Traffic Violations Administering and Monitoring (“ATVAM”) project in Saudi Arabia. Our gross margin during the second quarter of 2008 was 22.2%, an increase compared to 20.4% in the same period of 2007. In the six-month period of 2008, our gross margin increased from 21.7% to 24.1%, when compared to the same period of 2007. The main reason for the increase in gross margin was the good performance of projects in Brazil and the contribution of the ATVAM project.
     Most of our temporary joint venture consortiums are in our Transportation segment. Excluding the impact of the consolidation of these consortiums, our revenues in this segment increased by 7.9% in the six-month period ended June 30, 2008, compared to the same period in 2007. Our gross margin, excluding the effect of the consolidation of our temporary joint ventures, was 25.3% for the six months ended June 30, 2008, compared to 24.4% for the same period in 2007.
     In Europe, where the majority of our projects are currently being executed in Spain, revenues for the six months ended June 30, 2008 decreased by 24.8%, as compared to the six months ended June 30, 2007. The decrease was mainly caused by the transition period after the national and local government elections that took place in Spain in March 2008 which caused delays in budget and contract approval processes. The completion of significant infrastructure projects in Madrid (Metro, Calle30) at the end of 2007 also contributed to the decrease.
     In North America, our revenues were € 17.1 million during the first six months of 2008, compared to € 19.1 million in the same period of 2007. This decrease was primarily due to the fact that the U.S. Dollar has significantly depreciated against the Euro, our reporting currency, especially during the second quarter of 2008.
     In Latin America, our revenues significantly increased by 48.5% in the six-month period ended June 30, 2008, growing from € 9.5 million in the first six months of 2007 to € 14.2 million in the same period of 2008. This increase was mainly due to the general improvement in the Brazilian market, the achievement of milestones in the traffic control project for Panama City and the development of new railway projects in Venezuela.
     In the Asia-Pacific region, our revenues for the six-month period ended June 30, 2008 have increased 21.0%, compared to the same period of 2007. This increase was mainly due to the Spanish-funded projects in China that were approved at the beginning of the year and the performance of the Mumbai urban traffic project in India.
     In the Middle-East and Africa regions, we experienced a significant increase in our revenues. Our revenues for the first six months of 2008 were € 19.6 million, compared to € 4.1 million in revenues obtained in these regions during the first six months of 2007. The primary reason for this increase was the contribution of the ATVAM project in Saudi Arabia and the contribution of the Beirut urban traffic systems project in Lebanon.
     Backlog as of June 30, 2008 for the Transportation segment amounted to € 271.0 million.

     Environment

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
	(Euros in thousands, except percentages)
Revenues	€9,448	€10,935	€17,896	€19,497
Gross Profit	3,585	3,175	5,487	5,356
Gross Margin	37.9%	29.0%	30.7%	27.5%
Revenue growth rate over prior period	(13.6)%		(8.2)%
     Revenues in our Environment segment decreased from € 10.9 million in the second quarter of 2007 to € 9.4 million in the second quarter of 2008. In the six-month period ended June 30, 2008, revenues decreased by 8.2% over the same period of 2007. The decrease in revenues is attributable to the lower contribution in the first half of 2008 of the Meteorological contracts for the Directorate General of Civil Aviation (“DGCA”) in Kuwait, currently running in operation and maintenance stage that generates significantly less revenue, when compared to the same period of 2007. However, this drop has been partly compensated by a significant increase in revenues in our Europe region. Gross margin increased from 29.0% in the second quarter of 2007, to 37.9% in the same period of 2008. This increase is due to the good performance of maintenance and operations contracts in Europe.
     In Europe, our revenues increased quarter-over-quarter, as well as in the six-month period ended June 30, 2008 over the same period of 2007. Revenues in the six-month period ended June 30, 2008 amounted to € 11.1 million, compared to € 8.0 million in the same period of 2007. This increase in revenues came mainly as a result of the significant contribution of the ongoing Aviation Weather and Hydrological projects in Spain. Gross margin also increased from 29.6% in the first six months of 2007, to 42.4% in the same period of 2008, due to the improved performance of the maintenance and operation contracts currently in progress in Spain.
     Revenues in North America during the six-month period ended June 30, 2008 were € 1.8 million, compared to € 2.9 million for the same period in 2007. This decrease mainly was due to a lower contribution of the Water SCADA business quarter over quarter.
     The contribution to revenues of our Latin America region mainly came from the Water Management system project in Belo Horizonte, Brazil, currently in its final stage.
     Our business in the Asia-Pacific region continues to expand, with revenues in this segment amounting to € 1.7 million during the first six months of 2008, a 56.4% increase over the same period of 2007. The long-term contract with the Bureau of Meteorology of Australia for the National Automated Surface Weather and Sea Level Observing systems, as well as the Aviation Weather project in progress for the major airports in India continued to be major contributors to this growth.
     Revenues in the Middle-East and Africa regions amounted to € 2.3 million in the six-month period ended June 30, 2008, compared to € 5.4 million in the same period in 2007. The decrease in revenues was mainly due to a lower contribution period over period from the two large Meteorological contracts for the DGCA in Kuwait, whose deployment stages were completed and which are now in the maintenance and operation stages.
     Backlog as of June 30, 2007 for the Environment segment totalled € 64.9 million.

Public Administration

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
	(Euros in thousands, except percentages)
Revenues	€6,093	€15,313	€18,012	€22,057
Gross Profit	635	1,905	2,276	3,436
Gross Margin	10.4%	12.4%	12.6%	15.6%
Revenue growth rate over prior period	(60.2)%		(18.3)%
     Revenues in our Public Administration segment in the six-month period ended June 30, 2008 decreased by 18.3% over the same period of 2007, from € 22.1 million to € 18.0 million. Revenues also decreased in the three-month period ended June 30, 2008 compared to the same period in 2007. This decrease primarily was due to the transition period after the national and local government elections that took place in Spain in March 2008, which caused delays in budget and contract approval processes. Gross margin also decreased from 15.6% in the first six months of 2007, to 12.6% in the same period of 2008, due to a higher contribution of turn-key contracts with lower margins, such as the new Spanish electronic identity document project, which is currently ongoing.
     Revenues in our Homeland Security and Government unit decreased from € 15.6 million in the six-month period ended June 30, 2007, to € 11.7 million in the same period of 2008. The decrease was due to the fact that regional parliament elections took place in Andalusia (Spain) as well as the country’s general elections in March 2008. This affected the budget approval of significant projects.
     Revenues from our Healthcare IT unit in the first six months of 2008 were € 6.4 million, in line with revenues in the same period of 2007. This unit has focused its efforts during this period on the development and implementation of national hospital information systems in the Dominican Republic, as well as the supply and configuration of the security infrastructure for the Andalusian Health Service CTIs.
     Backlog in our Public Administration segment as of June 30, 2008 amounted to € 23.5 million.
     Global Services

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
	(Euros in thousands, except percentages)
Revenues	€34,738	€10,970	€65,071	€19,807
Gross Profit	10,457	4,577	20,631	8,365
Gross Margin	30.1%	41.7%	31.7%	42.2%
Revenue growth rate over prior period	216.7%		228.5%
     Our Global Services segment grew by 216.7% in the three-month period ended June 30, 2008, and by 228.5% in the six-month period ended June 30, 2008, when compared with the three-month and the six-month periods ended June 30, 2007, respectively. These increases are mainly as result of the inclusion of revenues from Matchmind, the Spanish IT company that specializes in systems integration, consulting services and IT outsourcing, that we acquired effective October 1, 2007.

     Without the inclusion of revenues from Matchmind, revenues in our Global Services segment during the first six months of 2008 would have been € 26.8 million, a 35.4% increase over the same period of 2007. This increase was mainly due to a combination of steady organic growth as result of further market development and the continuing evolution of our IT services portfolio over our basic outsourcing and IT infrastructure management activity through our data center network.
     Gross margin in this segment decreased from 42.2% during the first half of 2007, to 31.7% in the same period of 2008. This decrease was mainly due to the incorporation of Matchmind, which has higher margins than the majority of other Telvent segments, but lower than average margins within our Global Services segment.
     During the six-month period ended June 30, 2008, the segment’s business activities were distributed as follows: Outsourcing & IT Infrastructure (55%), Implementation & Development, (35%) and Consulting (10%).
     We continue to believe that our Global Services segment is an integrated business unit, with a mix of consulting, implementation and development, outsourcing and IT infrastructure management services. A significant portion of the revenues in this segment are recurrent. Thus, we expect margins to be stable in the 30% range, because most of the contracts are multi-year contracts (three to five years in average) with fixed monthly installments.
     Although we have already begun the development of our business in Brazil, almost 100% of our business in the Global Services segment is carried out in Europe, in particular in Spain and Portugal.
     Backlog in our Global Services segment as of June 30, 2007 amounted to € 102.9 million.
Geographical Revenues
     The following table identifies our revenues by region during the six-month periods ended June 30, 2008 and June 30, 2007. Period-to-period changes in the geographical distribution of our revenues may be influenced by the contracts we perform in any particular period and the changes may not reflect the long-term direction of our business.

			Percentage
	Six Months Ended June 30		Change
	2008	2007	2007 - 2008
	(Euros in thousands, except percentages)
Europe	€170,925	€164,997	3.6%
Latin America	35,960	40,419	(11.0)%
North America	45,663	51,649	(11.6)%
Asia-Pacific	9,396	9,939	(5.5)%
Middle-East and Africa	25,991	10,955	137.1%

Total	287,935	277,959	3.6%

Seasonality
     We do not believe there is inherent seasonality in our revenues as reported under U.S. GAAP. Historically, we have experienced fluctuations in the cash we receive throughout the year as we tend to receive greater payments in the first and fourth quarters than in the second and third quarters due to the budgetary cycles of some of our customers.
Changes in Financial Condition
     Operating Activities

	Six Months Ended June 30,
	2008	2007
	(In thousands)
Net cash provided by (used in) operating activities	€(80,177)	€(76,813)
     We used more cash in operating activities in the six-month period ended June 30, 2008 than in the six-month period ended June 30, 2007. For the six-month period ended June 30, 2008, we had € 7.0 million of non-cash adjustments to net income, including depreciation and amortization charges of € 5.6 million, compared with € (0.9) million of non-cash adjustments to net income for the six-month period ended June 30, 2007, which included € 6.1 million of depreciation and amortization charges. Included in the additions (deductions) to net income for the six-month periods ended June 30, 2008 and 2007 were also € 0.9 million and € 1.4 million, respectively, of stock compensation and extraordinary variable compensation charges, € 0.3 million and € 1.7 million, respectively, of foreign exchange (income)/loss and € (0.7) million and € (9.3) million, respectively, of deferred income tax charges and € 0.6 million and € 0.9 million, respectively, of minority interests.
     Working capital and temporary joint ventures used € 96.7 million of our operating cash in the six-month period ended June 30, 2008, compared with € 84.6 million in the six-month period ended June 30, 2007. This is due to changes in operating assets and liabilities during the six-month period ended June 30, 2008, such as the increases in our inventory of € 9.0 million, in our unbilled revenues of € 29.3 million, in our other taxes receivable of € 0.2 million and in other assets of € 2.0 million and the decrease in our billings in excess of costs and estimated earnings of € 9.0 million, in our income and other taxes payable of € 7.8 million, in our accounts payable of € 44.8 million, in our related parties payable of € 1.2 million and our due to temporary joint ventures of € 2.6 million. These changes were partially offset by an decrease in our accounts and other long-term receivables of € 4.0 million and in our related parties receivables of € 0.3 million and an increase in our accrued and other liabilities of € 5.9 million.

     Investing Activities

	Six Months Ended June 30,
	2008	2007
	(In thousands)
Net cash provided by investing activities	€38,160	€21,840
     Investing activities provided more cash during the six-month period ended June 30, 2008 than during the six-month period ended June 30, 2007.
     During the six-month period ended June 30, 2008, we borrowed € 34.7 million under our credit arrangement from Abengoa and we also received € 8.6 million due to the deposits that were restricted for use as of December 31, 2007. We used cash of € 2.9 million for the purchase of property, plant and equipment. We used cash of € 1.6 million for the acquisition of investments, mainly related to the joint venture agreement signed with DMS Group. Finally, in May 2008, we paid € 0.8 million to the sellers of Telvent Caseta in connection with the earn-out payment for the year 2007.
     During the six months ended June 30, 2007, we received € 22.9 million under our credit arrangement from Abengoa, € 8.0 million due to the deposits that were restricted for use as of December 31, 2006 and € 0.5 million from the disposal of deposits and other investments. We used cash of € 2.2 million for the purchase of property, plant and equipment and € 0.4 million for the purchase of software technology. Additionally, on April 27, 2007, we paid € 6.9 million as part of the purchase price for 100% of Telvent Caseta and on March 29, 2007, we paid € 0.1 million related to the Maexbic acquisition.
     Financing Activities

	Six Months Ended June 30,
	2008	2007
	(In thousands)
Net cash provided by (used in) financing activities	€33,188	€45,518
     Financing activities provided less cash in the six-month period ended June 30, 2008 than during the six-month period ended June 30, 2007.
     During the six-month period ended June 30, 2008, we repaid € 2.7 million of long-term debt, mainly in connection with the repayment of € 2.0 million and € 0.4 million of the current portion of long-term debt on the credit facilities with LaSalle Bank and Liscat, respectively, and we had proceeds of € 0.6 million on the credit facility with Monte de Piedad y Caja de Ahorros de Ronda, Cadiz, Almeria, Malaga y Antequera (Unicaja). We also repaid € 21.4 million of short-term debt consisting mainly of accounts receivable factoring payments of € 7.7 million, repayments of advanced payments from financial institutions on inter company receivables of € 7.4 million and made credit facility repayments of € 1.1 million, € 0.9 million, € 0.6 million and € 0.4 million to La Salle Bank, Banesto, Barclays Bank and SCH respectively.
     Short-term debt increased by € 1.9 million, mainly related to the credit agreement signed by Telvent Canada Ltd. with ABN AMRO Bank on March 31, 2008, with

€ 1.8 million outstanding as of June 30, 2008. Additionally, we received proceeds of € 64.7 million under the credit agreement with Abengoa and we paid dividends of € 9.9 million to our shareholders.
     During the six months ended June 30, 2007, we repaid € 3.9 million of long-term debt mainly in connection with repayments of the current portion of long-term debt on the credit facility with LaSalle Bank, Liscat, Caja Madrid and Bank of Communications. We also had net proceeds of € 16.7 million from short-term debt. Additionally, we borrowed € 42.4 million under the credit arrangement with Abengoa, we paid dividends of €  8.8 million to our shareholders and we paid € 0.9 million for long-term liabilities, mainly due to government loans.
     Credit Arrangements and Loan Facilities
     Details of our credit agreements and loan facilities are set forth in our Annual Report on Form 20-F filed on March 10, 2008.
     Our net credit line payable under our credit arrangement with Abengoa as of June 30, 2008 was € 77.2 million, with € 1.8 million remaining available to us as of this date. The Company will incur no costs nor receive any payments under this arrangement unless it actually uses or loans any of the available funds.
     As of June 30, 2008, € 23.2 million was outstanding under the long term leasing obligation entered into with ING Lease (España) E.F.C., S.A. (“ING”), Credit Agricole Leasing Sucursal en España (“Credit Agricole”) and Bancantabria Inversiones, S.A., E.F.C. (“Bancantabria”) for the sale and leaseback of certain equipment previously owned by Telvent Housing.
     As of June 30, 2008, € 6.0 million was outstanding under various types of financing agreements between Matchmind and several banks.
     On March 31, 2008, our subsidiary, Telvent Canada, entered into a credit agreement (the “New Credit Agreement”) with ABN AMRO Bank N.V (the “Bank”) to replace the previous one dated May 2, 2003. The new credit agreement provides for three separate credit facilities, all of which are unsecured with respect to the assets of Telvent Canada and its subsidiary Telvent USA. The obligations of Telvent Canada to the Bank are guaranteed by the Company. The first facility (“Facility A”) is a revolving credit line available for working capital purposes with funds available up to U.S. $3.0 million. The second facility (“Facility B”) is a hedging facility with a maximum aggregate amount available of U.S. $6.0 million and is solely for the purposes of financing hedging agreements. The third facility (“Facility C”) is a credit facility with a maximum aggregate amount available of up to U.S. $12.0 million for the purpose of issuing standby letters of credit in connection with projects in which Telvent Canada or Telvent USA is required to provide bid, advance payment or performance guarantees. The amount outstanding under this agreement was € 1.8 million as of June 30, 2008. This credit agreement is considered a “demand facility” agreement, which means that there is no maturity date and that any borrowings made are repayable on demand. The Bank reserves the right to terminate the New Credit Agreement at any time and for any reason.

     As of June 30, 2008, € 15.9 million was outstanding under the financing obtained by our subsidiary, Telvent Traffic, with Bank of America N.A. (as successor to LaSalle Bank National Association). By an amendment dated April 28, 2008, the credit agreement with Bank of America N.A,. dated May 31, 2006, was amended to extend the termination date until April 30, 2009.
     As of June 30, 2008, € 2.3 million was outstanding under the financings obtained by our subsidiary, Telvent Housing, for the equipment and fixtures installed in our two Madrid facilities and our Barcelona facility.
     On February 15, 2008, the Company signed an amendment to its credit agreement with Monte de Piedad y Caja de Ahorrros de Ronda, Cadiz, Almeria, Malaga y Antequera (Unicaja) to extend the grace period under which it will have to make no payments (principal or interest) until November 10, 2008, consequently extending the term of the credit agreement to 23 years. As of June 30, 2008, the amount outstanding with Unicaja under the credit agreement in connection with El Toyo Digital City Project was € 10.0 million.
     As of June 30, 2008, € 0.4 million was outstanding under the financing obtained by our subsidiary, Telvent Energía, S.A., with Caja de Ahorros y Monte de Piedad de Madrid, S.A.
     As of June 30, 2008, € 0.8 million was outstanding under the financing facility obtained by our subsidiary, Telvent China, with Bank of Communications.
     As of June 30, 2008, € 0.6 million was outstanding under the financing obtained by our subsidiary, Telvent Blueshield, with Citibank.
     In the ordinary course of business, we arrange for surety bonds, letters of credit and performance guarantees. Our performance guarantees are generally in the form of performance bonds to our customers. The bonds are for a fixed monetary amount and match the duration of the contract. We somewhat mitigate this risk by requiring our subcontractors to provide similar bonds. In connection with some of our obligations, we currently depend on lines of credit established by Abengoa with third-party lenders. As of June 30, 2008, we had € 188.8 million of these obligations outstanding.

Forward-Looking Statements
     Many statements in this Form 6-K contain forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things:
•	our anticipated growth strategies in each of the sectors in which we operate;

•	the levels of growth we anticipate in our targeted geographies;

•	our future business development, results of operations and financial condition;

•	the success of our research and development activities;

•	our ability to continue to control costs and maintain the quality of our services and solutions;

•	our ability to develop technologically advanced solutions and to execute successfully our real-time process outsourcing programs;

•	risks associated with the financing of “Build-Operate-Transfer” programs;

•	our ability to provide integrated IT solutions;

•	our ability to sell additional products to our existing customer base;

•	our expectations regarding information technology expenditures by our customers;

•	our ability to identify, acquire and integrate complementary businesses;

•	the trend of our customers to outsource more of their mission-critical activities;

•	our expectations regarding the payment of dividends and our future effective tax rate;

•	our ability to grow based upon our relationship with our parent company Abengoa, S.A.;

•	Abengoa’s future activities with respect to us;

•	our ability to retain senior management and other highly-skilled personnel;

•	our anticipated use of proceeds from our initial public offering;

•	our ability to increase revenues and operating margins by shifting our product mix; and

•	the importance of our alliances, joint venture partners and investments.
     We cannot assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

C. Quantitative and Qualitative Disclosures about Market Risk
     Market risk is the risk of unexpected losses in earnings relating to our assets and liabilities from unfavorable changes in interest rates and foreign exchange rates. The primary market risk we are exposed to is exchange rate risk associated with contracts denominated in currencies other than the Euro. We are also exposed, to a lesser extent, to interest rate risk from our interest-bearing assets and liabilities.
Exchange Rate Risk
     The majority of our assets, liabilities, sales and costs are denominated in Euros. As a result of the increase in our sales abroad, we have been subject to greater exposure to fluctuations between foreign currencies and the Euro. As our non-Euro denominated revenues continue to increase as a percentage of our total revenues, we expect this trend to continue.
     Our Spanish business enters into contracts in which revenues and costs are denominated in other currencies, principally the U.S. Dollar. Our foreign subsidiaries also enter into contracts principally denominated in local currencies, the U.S. Dollar or the Euro that are managed against their functional currency or the Euro. At present, we generally hedge our currency risk on a project-specific basis only where our revenues and/or costs are denominated in currencies that differ from the functional currency of our contracting entity. We currently do not engage in currency translation hedging with respect to the Euro.
     We manage our foreign exchange exposures in accordance with our internal policies and guidelines. We manage our foreign currency exposure on an individual contract basis using foreign exchange contracts that generally have maturities of three months to twelve months and that mature when the forecasted revenues or expenses are anticipated to occur. The counterparties to these contracts are highly-rated financial institutions.
     Although the forward exchange contracts are used solely as economic hedges, the Company has begun applying hedge accounting under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, beginning January 1, 2007, on contracts entered into beginning on or after such date. As a result, these transactions have been designated as cash flow hedges and are recorded at fair value within the balance sheet, with the effective portion of changes in fair value recorded temporarily in equity (other comprehensive income). Such unrealized gains and losses are recognized in earnings, along with the related effects of the hedged item, once the forecasted transaction occurs. Any ineffective portion of the hedged transaction is recorded in earnings as it occurs. Derivative transactions entered into prior to January 1, 2007 are recorded at fair value with changes in fair value recorded directly against earnings.
Interest Rate Risk
     We are also exposed to interest rate risk from its interest-bearing debt obligations. The interest rate on these instruments is based on a rate of three-month or one-year EURIBOR, plus the applicable margins. We manage certain specific exposures using interest rate caps to limit the effect of interest rate increases.

     Note 8 to our unaudited condensed consolidated financial statements provides quantitative information about the Company’s foreign exchange and interest rate contracts by principal currency as of June 30, 2008 and December 31, 2007.
     Details of the terms of our short-term and long-term debt are reflected in Notes 15 and 16, respectively, of the Notes to the Consolidated Financial Statements included in our 2007 Annual Report on Form 20-F, filed on March 10, 2008.
D. Internal Controls and Procedures
     As disclosed in our 2007 Annual Report on Form 20-F filed on March 10, 2008, we maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer, Chief Reporting Officer and Chief Accounting Officer, as appropriate, to allow timely decisions regarding required disclosure.
     As of December 31, 2007, we, under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Reporting Officer and Chief Accounting Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures and our internal controls over financial reporting. As described in “Management’s Annual Report on Internal Control Over Financial Reporting” included in Item 15T of our 2007 Annual Report on Form 20-F, during this evaluation we concluded that we maintained effective disclosure controls and procedures and effective internal controls over financial reporting at December 31, 2007. There have been no material changes to our system of internal control over financial reporting that would cause this conclusion to be different as of June 30, 2008.

II. OTHER INFORMATION
A. Legal Proceedings
     Since the filing of our 2007 Annual Report on Form 20-F, there have been no material changes with regard to our disclosed legal proceedings.
B. Risk Factors
     Factors that could adversely affect our future financial performance are contained within the “Risk Factors” section of our Annual Report on Form 20-F filed on March 10, 2008 (our “Annual Report”). There have been no material changes from the risk factors as previously disclosed.
C. Use of Proceeds
     On May 9, 2008, we used € 1.1 million to make a payment in connection with the joint venture agreement signed with the DMS Group in Serbia (Note 12).
     On July 9, 2008, we used € 1.9 million to to make a payment in connection with the joint venture agreement signed with the DMS Group in Serbia.
     On August 13, 2008, we used € 0.7 million to to make a payment in connection with the joint venture agreement signed with the DMS Group in Serbia.
D. Submission of Matters to a Vote of Security Holders
     Our Ordinary Meeting of Shareholders was held on May 22, 2008. The following matters were voted on by the shareholders:

	For	Against	Abstain
1. Examination and approval, as the case may be, of the Annual Accounts (Balance Sheet, Statement of Allocation of Profit or Loss, and the Notes to the Financial Statements) and the Management Report of the Company corresponding to the financial year 2007, as well as Consolidated Financial Statements in accordance with United States GAAP for the financial year 2007.	99.879%	0.011%	0.111%
2. Approval, as the case may be, of the proposed distribution of the Company’s net income for the 2007 financial year.	99.876%	0.014%	0.110%
3. Approval, as the case may be, of the actions of the Board of Directors in 2007.	99.869%	0.013%	0.118%
4. Approval, as the case may be, of the Board of Directors’ compensation for 2007.	99.476%	0.103%	0.422%

	For	Against	Abstain
5. Re-election or appointment, as the case may be, of the Auditor of the Company and its Consolidated Group for 2008.	99.871%	0.011%	0.118%
6. Delegation to the Board of Directors of the power to increase the share capital, pursuant to the provisions of Section 153.1.b of the Spanish Corporation Law and to amend, as such time and in such manner as the Board of Directors may determine, Article 5 of the Company’s Articles of Association accordingly.	99.414%	0.475%	0.111%
7. Authorization to the Board of Directors of the power to establish, directly or indirectly, a share purchase plan for the management of the Company and to acquire shares in the Company for such plan in accordance with current legislation.	97.109%	0.116%	2.775%
8. Grant of power to the Board of Directors to correct, formalize, execute and/or legalize all documents memorializing the agreements of the shareholders at this meeting.	99.868%	0.021%	0.110%
9. Approval, as the case may be, of the minutes of this meeting as may be required by law.	99.871%	0.018%	0.110%

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
	Name:	Manuel Sánchez
	Title:	Chief Executive Officer

Date: September 26, 2008

Exhibit Index
The following exhibits have been furnished as part of this Form 6-K:

Exhibit	Description
4.1	Amendment to Credit Agreement effective July 31, 2007 by and between Telvent Traffic North America Inc. and LaSalle Bank National Association.

4.2	Standard Commercial / Industrial lease for Unit 3, 41 King Edward Road, Osborne Park, Western Australia; dated July 1, 2008, by and between Telvent Australia Pty, Ltd and Savierne Pty, Ltd Superannuations Fund.

4.3	Standard Commercial / Industrial lease for Unit 4, 41 King Edward Road, Osborne Park, Western Australia; dated July 1, 2008, by and between Telvent Australia Pty, Ltd and Savierne Pty, Ltd Superannuations Fund.

4.4	Standard Commercial / Industrial lease for Unit 3B, 41 King Edward Road, Osborne Park, Western Australia; dated July 1, 2008, by and between Telvent Australia Pty, Ltd and Savierne Pty, Ltd Superannuations Fund.

4.5	Standard Commercial / Industrial Property Lease (Part A), 2006 General Terms and Conditions of the Lease.

4.6	Amendment to Credit Agreement effective February 15, 2008 by and between the Company and Unicaja.